Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

2003 HIGHLIGHTS

Robert A. Dunford Generating Station in Ontario Completed

Commercial operation of the 45 MW Robert A. Dunford Generating Station located on the Michipicoten River near Wawa, Ontario commenced in April 2003. The Dunford Generating Station was completed on schedule and on budget for $72 million, and replaces the older 27 MW High Falls station with a larger, more efficient facility with increased peak power generating capability. The completion of this project increased the Company’s generating capacity in Ontario to 957 MW, solidifying our position as a key participant in Ontario’s competitive energy markets.

Pingston Creek Generating Station in British Columbia Completed

Commercial operation of the 30 MW Pingston Creek Generating Station in south-central British Columbia near Revelstoke commenced in May 2003. This $65 million project was developed in a 50/50 joint venture with Canadian Hydro Developers Inc. All of the station’s power output is being sold to BC Hydro under a 20-year power sale contract. The completion of this station adds to the Company’s generating capacity in British Columbia and further enhances the geographic diversification of its power operations.

Maine Power Interconnection Completed

The expansion of the power interconnection between the Company’s Maine Power system, acquired in 2002, and the New England power grid through the construction of a new 115 kilovolt, 24 mile long transmission line was completed in May 2003. This US$17 million project increased the capacity of the interconnection from 20 MW to 130 MW and greatly enhances our ability to transmit Maine Power’s generation output into the New England power markets.

New Hampshire Cogeneration Facility Started

Construction commenced on a US$32 million 25 MW natural gas-fired cogeneration station in New Hampshire, expected to commence operation in the first six months of 2004. This station will provide all the electricity and steam it produces to the pulp and paper facilities located in Berlin/Gorham, New Hampshire, which are owned by Nexfor Inc., an affiliate of the Company’s principal shareholder, under a 10 year tolling agreement.

$499 Million of Senior and Subordinate Secured Bonds Issued

In June 2003, Great Lakes completed a $384 million 6.6% senior secured bond issue due June 16, 2023. The bonds are rated A (low) by Dominion Bond Rating Service (“DBRS”) and are secured by the assets of its power generation and transmission business in Great Lakes Power. Backed primarily by merchant power sales rather than the more traditional long-term power sales contracts, the financing reflects the high quality of the Company’s hydroelectric generating and transmission assets and the strength of its operations in northern Ontario. In July, the Company continued the financing of these high quality assets by issuing $115 million 7.8% subordinate bonds. These bonds carry the same terms as the senior bonds and were rated BBB by DBRS. The proceeds of the issues have been used to retire approximately $300 million of maturing debt and to finance capital improvements.

Cedar Dam Generating Station in Quebec Approved

During 2003, the Company advanced the construction of a new 9 MW hydroelectric generating station on the Lièvre River to increase annual generation by 62 GWh of energy. Final approval for this $24 million project was received in December 2003 for expected completion in the summer of 2005. The station, to be built onto the existing dam structure, will optimize use of existing water resources. All power produced by this facility will be sold to Hydro Québec under a long-term power purchase agreement.

$175 million of First Mortgage Bonds Issued

In November 2003, Great Lakes completed a $175 million, 6.9% private placement bond issue. The bonds are rated A(low) by DBRS and are secured by the Mississagi Power assets in Northern Ontario.

Three Hydroelectric Generating Stations in Brazil Completed

Construction of three new hydroelectric generating stations in southern Brazil was completed in the fourth quarter of 2003: the 30 MW Passo do Meio project in the State of Rio Grande do Sul, and the 15 MW Pedrinho and 15 MW Salto Natal projects stations in the State of Paraná.

Three New Hydroelectric Facilities in New England Acquired

In November 2003, the Company purchased three hydroelectric power plants located in northeastern United States for approximately US$28 million. The assets include the Pontook and Errol plants located on the Androscoggin River in New Hampshire, and the Brassua plant located on the Moose River in Maine. These three power generating facilities are interconnected with the New England power grid and have a total generating capacity of 16.5 MW, producing approximately 95 gigawatt hours (“GWh”) annually.

This purchase was made through the Great Lakes Hydro Income Fund, and was funded initially through a US$30 million increase in the US$136 million Great Lakes Hydro America bridge financing facility. All power produced by the Errol and Brassua facilities is sold under long-term power purchase agreements to Public Service of New Hampshire and Central Maine Power, respectively. All power produced by the Pontook station is sold into the New England power pool. The acquisition of these facilities brings Great Lakes’ total number of generating stations to 45 and total installed capacity to 1,761 MW.

OPERATING RESULTS

Summary Financial Results

For the year ended December 31, 2003, Great Lakes reported net operating income of $241 million, down from $247 million in 2002. The decrease in net operating income was the result of lower than average generation levels in the first half of the year and moderate summer temperatures impacting the average price realized on uncommited power and the demand for ancillary services. Generation returned to average levels at most of our hydro facilities with improved water conditions in Ontario, Quebec and the northeast United States during the last half of 2003. In particular, during the fourth quarter, our facilities in Ontario, Quebec and New England all produced above long-term average. Electricity generation for 2003 increased to 6,279 GWh compared to 5,584 GWh last year, as the additional capacity available as a result of the acquisitions made last year offset weaker hydrology.

Power delivered and net operating income by geographic area for 2003 compared to 2002 are shown below:

	2003	2002
Power Generated (gigawatt hours)
Ontario	3,069	2,531
Quebec	1,461	1,585
Northeast United States	710	558
Other Power Operations	1,039	910

Total	6,279	5,584

Net Operating Income ($ millions)
Ontario	$143	$131
Quebec	46	70
Northeast United States	22	23
Other Power Operations	30	23

	$241	$247

Ontario

Power generated by the Company’s operations in Ontario increased by 21% to 3,069 GWh in 2003 from 2,531 GWh in 2002. This reflected the acquisition of Mississagi Power in May 2002, the acquisition of the remaining interest in Lake Superior Power in November 2002 and the completion of the Robert A. Dunford Station in May 2003.

Power generated by the Company’s operations Ontario in 2003 compared to 2002 is shown below:

gigawatt hours	2003	2002
Great Lakes Power – Generation	1,542	1,639
Mississagi Power	636	340
Valerie Falls Power	30	45
Lake Superior Power[1]	861	507

	3,069	2,531

1. Includes electricity equivalents of contracted gas sales.

Quebec

Power generated by the Company’s operations in Quebec decreased by 8% to 1,461 GWh from 1,585 GWh in 2002. The decrease is related to below average inflows during the first part of the year. Power generated by the Company’s operations in Quebec in 2003 compared to 2002 is shown below:

gigawatt hours	2003	2002
Lièvre River Power	1,284	1,399
Pontiac Power	177	186

	1,461	1,585

Northeast United States

Power generated by the Company’s operations in northeast United States increased by 27% from 558 GWh in 2002 to 710 GWh in 2003, reflecting a full year of generation for the assets acquired in February and May 2002 and the acquisition of the new assets in November 2003. Despite improving water conditions, inflows remained below long-term average at the beginning of the year and as a result, generation at the New England facilities remained below their long-term average.

Power generated by the Company’s operations in northeast United States in 2003 and 2002 is shown below:

gigawatt hours	2003	2002
Maine Power	541	477
New Hampshire Power	169	81

	710	558

Other Power Operations

Power generated by the Company’s other power operations in North America increased by 14% to 1,039 GWh from 910 GWh in 2002. The increase reflected improved water flows on the lower Mississippi River which increased power generation at Louisiana HydroElectric Power by 5%. Pingston Creek, our new facility in British Columbia generated 61 GWh since its completion in May 2003 and Brascan Energética, our new facilities in Brazil, generated 42 GWh since their completion in the fourth quarter of 2003.

Power delivered by the Company’s other power operations in 2003 compared to 2002 is shown below:

gigawatt hours	2003	2002
Louisiana HydroElectric Power	669	639
Pingston Creek	61	—
Powell River Energy	267	271
Brascan Énergética	42	—

	1,039	910

INCOME ANALYSIS

Great Lakes’ net income for 2003 decreased to $97 million from $167 million in 2002.

Financial results for the year ended December 31, 2003 compared to 2002 are shown in the following table:

millions	2003	2002
Revenue	$448	$340

Net operating income
Power generation	215	222
Transmission and distribution	26	25

	241	247
Investment income and other	80	92
Expenses	224	172

Net income	$97	$167

Revenue

Total revenue for 2003 was $448 million compared with $340 million in 2002, an increase of 32% due to increased generation from additional capacity available during the year, and power sales to manage the loads of our affiliates.

Great Lakes strives to maximize the stability and predictability of power generating revenues through the use of fixed price contracts to minimize the impact of price fluctuations, and through diversification of watersheds and water storage reservoirs to manage fluctuation in generation levels.

Approximately 82% of the Company’s projected 2004 revenues are subject to fixed price contracts or regulated revenue requirements. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low cost of hydroelectric power and the ability to increase generation during peak pricing periods, the Company is able to generate attractive margins on its uncommitted capacity. Great Lakes’ long-term sales contracts have an average duration of 13 years, and its counterparties are almost exclusively customers with long-standing credit history or investment grade ratings.

Net Operating Income

Net operating income consists of revenues from Company’s power operations, net of operating and maintenance costs, fuel purchases for our cogeneration plant in northern Ontario, power purchases and municipal and other generation taxes on hydroelectric facilities.

During 2003, operating and maintenance costs increased to $62 million in 2003 compared with $45 million in 2002. Operating and maintenance costs consist of labour, materials and administrative support. The increase in operating and maintenance costs is primarily attributable to the addition of new facilities in 2002 and 2003.

Fuel purchases consist of the costs for natural gas required for the Lake Superior Power cogeneration plant. Fuel purchases were $34 million in 2003 compared to $18 million in 2002. The increase in fuel purchases is due to the purchase of the remaining 50% interest in Lake Superior in December 2002.

Power purchases during the year amounted to $95 million compared to $14 million in the prior year. The difference is the result of power procured on behalf of an affiliate of the Company.

Cash taxes related to the Company’s generation totalled $16 million in the year, consistent with the prior year.

Investment and Other Income

Investment and other income for 2003 was $80 million compared with $92 million in 2002. Investment and other income consists of dividend income from longterm investments and the Company’s securities portfolio, and interest on loans receivable. The decrease in investment and other income is attributed to lower average interest rates in Canada and the United States, and the sale of securities and long-term investments.

Expenses

Interest in 2003 was $93 million compared to $90 million in 2002. Interest expense consists of the costs related to servicing property specific borrowings and corporate term debt. The increase in interest expense is attributable to additional debt incurred from refinancing initiatives during the year. These costs were partially offset by decreasing interest rates during the year.

Depreciation in 2003 was $55 million compared to $40 million in 2002. The increase is attributable to the acquisitions in 2003 and 2002.

Non-controlling interests increased to $22 million in 2003 compared with $18 million in 2002. Non-controlling interest consists of the allocation of income associated with the non-controlling interests in the Company’s consolidated entities. The increase is related to the higher earnings recorded by the Great Lakes Hydro Income Fund (the “Income Fund”), which is 50% owned by other investors.

Non-cash taxes and other increased to $31 million in 2003 compared with $9 million in 2002. The increase in non-cash taxes and others is primarily related to noncash provisions for federal and provincial income taxes, which increased as a result of a change in tax rates in Ontario. These are accounted for under the asset and liability method of accounting.

BALANCE SHEET ANALYSIS

The Company’s total assets increased during 2003 from $3,500 million to $3,580 million. Assets and liabilities at December 31, 2003 and 2002 are summarized in the following table:

millions	2003	2002
Assets
Cash & cash equivalents	$31	$10
Accounts receivable & other	422	186
Securities	544	590
Long-term investments	444	559
Power generating assets	2,139	2,155

	$3,580	$3,500

Liabilities
Accounts payable & other	$114	$158
Property specific borrowings	1,116	905
Corporate term debentures	487	593
Future income taxes	152	120
Non-controlling interests	329	350
Shareholders’ equity	1,382	1,374

	$3,580	$3,500

Power Generating Assets

The depreciated cost of the Company’s power generating assets decreased during 2003 from $2,155 million to $2,139 million.

Power generating assets in Ontario and Québec decreased by 1% from $1,366 million in 2002 to $1,346 million in 2003.

We increased our presence in the northeast United States during the year with the construction of a US$17 million transmission line and the acquisition of three generating stations in Maine and New Hampshire. This was offset by the weakening of the U.S. dollar. Power generating assets in the northeast United States region decreased by 2% from $304 million at the end of 2002 to $296 million at the end of 2003.

Other power operations increased 2% from $485 million in 2002 to $497 million in 2003. The increase reflects the completion of the Pingston Creek Station in British Columbia and the Brascan Energética stations in Brazil.

Financial Assets

The Company’s accounts receivable and other assets increased to $422 million in 2003 from $186 million in 2002. The increase is due to increased funds on deposit, resulting from the sales of securities and long-term investments.

The Company’s securities portfolio, which is comprised primarily of preferred shares of affiliated Canadian companies, decreased from $590 million to $544 million in 2003. The composition of the Company’s securities portfolio by business sector at December 31, 2003 and 2002 is summarized below:

millions	2003	2002
Property	$151	$160
Natural resources	126	161
Financial services & diversified	242	199
Other	25	70

	$544	$590

The book values of the Company’s long-term investments and the underlying securities at December 31, 2003 and 2002 are shown below:

millions	2003	2002
Brascan Financial Corporation	$195	$195
Noranda Inc.	146	146
Other investments	103	218

	$444	$559

LIABILITIES

Accounts payable and other decreased to $114 million in 2003, compared to $158 million in 2002. Great Lakes’ borrowings includes property specific borrowings, corporate debentures, bank credit facilities and bridge loan facilities provided by Brascan.

At December 31, 2003, the Company’s total debt was $1,603 million, as detailed in the following table:

			Interest
millions	2003	2002	Rates
Great Lakes Power Ltd.
First Mortgage Bonds
Series 1	$384	$—	6.60%
Series 4	—	166	6.57%
Series 5	—	150	4.58%
Subordinated debt	115	—	7.80%
Great Lakes Power Trust
Secured credit facility	21	7	Prime+ Margin
First Mortgage Bonds
Series 1	50	50	7.33%
Series 2	25	25	7.55%
Series 3	25	25	7.78%
Powell River	38	38	6.40%
Lake Superior Power	13	19	9.41%
Pontiac Power	61	62	10.52%
Valerie Falls	32	33	6.84%
Mississagi Power	175	151	6.92%
GLHA bridge facility	177	179	US Prime+150bps

	1,116	905

Corporate term debentures	487	593	7.50%

	$1,603	$1,498

The maturity schedule of the Company’s property specific borrowings is as follows:

millions	Annual Repayments
2004	$235
2005	494
2006	4
2007	2
2008	2
Thereafter	866

$1,603

CAPITAL BASE AND FINANCIAL POSITION

The Company’s capital base at December 31, 2003 of $1,382 million was comprised of common equity with a book value of $1,134 million or $11.19 per share and a further $248 million of subordinated convertible debentures. The convertible debentures mature September 2013 and interest and principal may be paid by the Company in the form of its common shares. The debentures are therefore included as part of the Company’s capital base.

The composition of the Company’s capital base at December 31, 2003 and 2002 is summarized in the following table:

millions	2003	2002
Subordinated convertible debentures	$248	$248
Common shares	1,134	1,126

	$1,382	$1,374

Regular dividends paid on the Company’s common shares in both 2003 and 2002 amounted to $64.9 million, representing an earnings payout ratio of 67% in 2003 and 39% in 2002.

The Company’s policy is to distribute surplus operating cash flows not required for investment in power generating facilities to its common shareholders in the form of regular quarterly and special dividend payments.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s liquidity and capital requirements are affected primarily by the results of operations, capital expenditures, debt service requirements and working capital needs. The net cash provided by or used in operating, financing and investing activities for 2003 and 2002 was as follows:

millions	2003	2002
Cash provided by (used in):
Operating activities	$126	$237
Financing activities	102	347
Investing activities	(207)	(584)

Cash provided by operating activities decreased during 2003 to $126 million compared with $237 million in 2002 for the reasons discussed under “Income Analysis”.

Cash provided by financing activities decreased during 2003 to $102 million compared with $347 million in 2002. In 2002, new financing was obtained to fund the acquisition of Great Lakes Hydro America and Mississagi Power systems. Financing activities in 2003 included refinancing of the Great Lakes Power and Mississagi Power systems in Ontario.

Cash utilized in investing activities decreased in 2003 to $207 million from $584 million in 2002 due to the purchase of Great Lakes Hydro America and Mississagi Power systems in 2002.

BUSINESS ENVIRONMENT AND RISKS

Operating income from hydroelectric power generation fluctuates in relation to the availability of water and the ability to generate and deliver power to markets with the highest power rates. While changes in the level of precipitation impact the amount of power generated by individual operations, the diversified locations of the Company’s hydroelectric power stations across several different watershed areas in Canada and the United States help to balance the financial impact of these fluctuations.

Deregulated electricity markets in northeast Canada and the United States have resulted in fluctuations in the price of power based on supply and demand dynamics. This volatility in prices is managed through long-term fixed price contracts on approximately 82% of the Company’s power production.

Counterparty credit risk is inherent in the Company’s long-term fixed price contracts. The Company manages this risk by entering into contracts with counterparties that are either (i) investment grade or (ii) have an established credit history.

Regulatory changes may result in uncertain power markets in the short term, which could impact the operating income from the Company’s power businesses.

Investment income from a substantial portion of the Company’s preferred shareholdings varies generally with the amount invested, as the rate of return is generally fixed. Income from other investments is sensitive to interest rate changes; however, a similar offsetting sensitivity exists with a portion of the Company’s debt.

OPERATING STRATEGY AND OUTLOOK

Since the beginning of 2002, Great Lakes has increased generating capacity through the acquisition of 19 existing hydroelectric generating facilities in Ontario, Maine and New Hampshire and the completion of two new hydroelectric generating stations in Ontario and British Columbia. Together these initiatives increase our power generation base to over 1,700 MW. This expansion positions the Company to diversify and strengthen operations in 2004 and beyond.

The Company continues to explore further acquisition opportunities in the North American power generation industry. Our preference is for long-life hydroelectric generating facilities with water storage reservoirs. We will also consider developing wind power projects or acquiring thermal generating stations, with a knowledgeable partner where appropriate. Our guidelines of investment are as follow: (i) invest in areas where we possess a competitive advantage and never bet the Company on any one acquisition; (ii) acquire assets on a value basis; (iii) build sustainable cash flows to provide certainty, reduce risk and lower the cost of capital; (iv) recognize that superior return involves hard work and often requires contrarian thinking.

We are measuring our success over the long-term by total return on capital and are seeking profitability rather than growth because size doesn’t necessarily add value. We are prepared to sacrifice short-term profit to achieve long-term growth and encourage taking calculated risk.

The Company has the following strategic priorities: (i) increase and strengthen cash flow from the generation business and position the Company to market power in open access, competitive markets; (ii) expand its production base through the acquisition of existing generating assets (iii) develop greenfield sites and expand existing transmission network in Ontario.

FORWARD-LOOKING STATEMENTS

The Company’s financial analysis and review contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, weather conditions, interest rates, availability of equity and debt financing and other risks. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.